UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

PATNI COMPUTER SYSTEMS LIMITED
(Name of Subject Company)

PATNI COMPUTER SYSTEMS LIMITED
(Name of Person(s) Filing Statement)

Equity Shares, par value Rs. 2 per share
American Depositary Shares each representing two Equity Shares
(Title of Class of Securities)

703248203*
(CUSIP Number of class of Securities)

Jeya Kumar
Chief Executive Officer
Akruti Softech Park,
MIDC Cross Road No. 21
 Andheri (E), Mumbai 400 093
India
Tel. No.:  +91 22 6693 0500
(Name, Address and Telephone Number of
Person Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)

with a copy to:

David K. Lakhdhir
Paul, Weiss, Rifkind, Wharton & Garrison LLP
10 Noble Street,
London EC2V 7JU,
United Kingdom
+44 20 7367 1602

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

*  This CUSIP applies to the American Depositary Shares.  No CUSIP has been assigned to the Equity Shares.

ITEM 1.  SUBJECT COMPANY INFORMATION.

Name and Address.  The name of the subject company is Patni Computer Systems Limited, a public limited company organized under the laws of India (the “Company”). The address of the principal executive office of the Company is Akruti Softech Park, MIDC Cross Road No. 21, Andheri (E), Mumbai - 400 093, India, and the telephone number of such office is +91 22 6693 0500.

Securities.  The titles of the classes of securities to which this Schedule 14D-9 relates are (i) the equity shares, par value Rs. 2 per share (the “Shares”), issued by the Company, and (ii) the American Depositary Shares, each representing two Shares, issued under an American Depositary Receipts facility, established on December 7, 2005 with The Bank of New York Mellon, as depositary (the “ADSs”).  There is also a second American Depositary Receipts facility, established on July 15, 2002 with The Bank of New York Mellon, as depositary, under which American Depositary Shares, each representing one Share, were issued before the Company undertook its initial public offering in the United States (the “Restricted ADSs”).  The Shares are listed in India on the National Stock Exchange of India Limited and the Bombay Stock Exchange Limited.  The ADSs are listed on the New York Stock Exchange.

As of March 11, 2011, there were 132,032,092 Shares outstanding, of which 13,702,746 were Shares underlying 6,851,373 ADSs outstanding and 20,161,867 were Shares underlying 20,161,867 Restricted ADSs outstanding.  In addition, as of March 11, 2011, there were 5,804,476 Shares issuable upon the conversion or exercise of outstanding instruments convertible or exercisable into Shares.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

Name and Address. This Schedule 14D-9 is being filed by the Company, whose name, business address and business telephone number are set forth in Item 1 above and which are incorporated herein by reference.

Tender Offer.  This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates to the mandatory open offer for Shares (the “Open Offer”) by Pan-Asia iGATE Solutions, a company, incorporated under the laws of the Republic of Mauritius (“Pan-Asia”), and iGATE Global Solutions Limited, a company incorporated under the laws of India (“iGATE Global Solutions” and together with Pan-Asia, the “Purchasers”), along with iGATE Corporation, a corporation incorporated under the laws of the Commonwealth of Pennsylvania, as a person acting in concert (“iGATE Corporation”).  The Purchasers and iGATE Corporation are sometimes referred to collectively in this Solicitation/Recommendation Statement as “iGATE”.

iGATE is required to make the Open Offer pursuant to the Securities and Exchange Board of India (“SEBI”) (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 (as amended, the “Takeover Regulations”).  Pursuant to a public announcement dated January 11, 2011 (the “Public Announcement”), as amended by that certain corrigendum dated March 30, 2011, iGATE is making the Open Offer to acquire up to 27,085,565 Shares, representing 20.6% of the outstanding Shares and 20% of the Fully Diluted Equity Capital from the Company’s shareholders at an offer price of Rs. 503.5 (Indian Rupees) per Share payable in cash.  The Open Offer is being made upon the terms and subject to the conditions set forth in a Letter of Offer, dated  March 28, 2011 (the “Letter of Offer”), which is included as an exhibit to iGATE’s tender offer statement on Schedule TO, dated March 30, 2011 (the “Schedule TO”).

According to the Schedule TO:

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Pan-Asia is a company organized under the laws of the Republic of Mauritius with its registered office at IFS Court Twenty Eight, Cybercity, Ebene, Mauritius. Pan-Asia was incorporated on December 17, 2010.

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iGATE Global Solutions is a public limited company organized under the laws of India with its registered office and corporate office at 162P & 165P-170P, EPIP Phase II, Whitefield, Bangalore - 560 066, India. iGATE Global Solutions was incorporated on December 27, 1993.

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iGATE Corporation is a corporation organized under the laws of the Commonwealth of Pennsylvania with its registered office at Park West Two - Suite 410, 2000 Cliff Mine Road, Pittsburgh, PA 15275. iGATE Corporation was incorporated on November 12, 1996.

—	iGATE Corporation owns indirectly 100% of both Pan-Asia and iGATE Global Solutions.

The Company does not take any responsibility for the accuracy or completeness of any information described herein contained in the Schedule TO, including information concerning iGATE or any of its affiliates, officers or directors or any failure by iGATE to disclose events or circumstances that may have occurred and may affect the accuracy or completeness of such information.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as described in this Item 3, to the Company’s knowledge, there is no material agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (i) the Company’s executive officers, directors or affiliates or (ii) the Purchasers, iGATE Corporation or any of their executive officers, directors or affiliates.

Purchase Agreements

On January 10, 2011 (the “Signing Date”), the Purchasers entered into a Share Purchase Agreement (the “Founders’ Purchase Agreement”) with Gajendra K. Patni, Ashok K. Patni and Narendra K. Patni (the “Patni Brothers”), and members of their respective families and companies controlled by them, as sellers (the “Patni Sellers”), pursuant to which the Patni Sellers agreed to sell to the Purchasers a total of

60,091,202 Shares, representing 45.64% of the Shares then outstanding, for a purchase price of Rs. 503.5 (Indian Rupees) per Share.  The Shares being sold pursuant to the Founders’ Purchase Agreement represent all Shares owned by the Patni Sellers.  Each of the Patni Brothers served as a director on the Company’s board of directors (the “Board”) as of the Signing Date and Mr. Louis Theodoor van den Boog served as the Patni Sellers’ nominee director on the Board.

On the Signing Date, General Atlantic Mauritius, a company incorporated under the laws of Mauritius (“PE Investor” and together with the Patni Sellers, the “Sellers”), and Pan-Asia entered into (i) a Securities Purchase Agreement pursuant to which the PE Investor agreed to sell to the Purchaser 20,161,867 Restricted ADSs, representing all of the outstanding Restricted ADSs and (indirectly) 15.31% of the then outstanding Shares, for a purchase price of approximately US$11.11 per Restricted ADS.  The purchase price of US$11.11 per Restricted ADS represented a price per underlying Share of Rs. 503.5 (Indian Rupees), based on the foreign exchange rate for conversion of Indian Rupees into U.S. dollars at the selling rate prescribed by the State Bank of India just before the execution and delivery of the Securities Purchase Agreement on January 10, 2011).  The PE Investor and Pan-Asia also entered into a Share Purchase Agreement pursuant to which the PE Investor agreed to sell to Pan-Asia 2,752,081 Shares, representing 2.09% of the then outstanding Shares, for a purchase price of Rs. 503.5 (Indian Rupees) per Share.  The Securities Purchase Agreement and the Share Purchase Agreement, each between the PE Investor and Pan-Asia are sometimes referred to collectively as the “PE Investor Purchase Agreements”, and the PE Investor Purchase Agreements and the Founders’ Purchase Agreement are sometimes referred to collectively as the “Purchase Agreements”. The Shares and Restricted ADSs being sold pursuant to the PE Investor Purchase Agreements represent all Shares and Restricted ADSs owned by the PE Investor.  As of the Signing Date, Mr. William O. Grabe served as the PE Investor’s nominee director on the Board.

The Company is not a party to any of the Purchase Agreements and did not participate in their negotiation. The Company reviewed copies of the Purchase Agreements only after they had been entered into.

Summary of the Founders’ Purchase Agreement.  Pursuant to the Founders’ Purchase Agreement:

—	Completion of the sale of Shares under the Founders’ Purchase Agreement is subject to customary conditions, including among others:

—	completion of the Open Offer in accordance with the Takeover Regulations and payment for any Shares tendered (but not the acquisition of any specified number of Shares);

—
receipt of an approval from the Reserve Bank of India (“RBI”) for (i) the purchase of Shares by Pan-Asia from Patni Sellers who are Indian residents; (ii) purchase of Shares by iGATE Global Solutions from Patni Sellers who are not Indian residents; and (iii) purchase of Shares by Pan-Asia from iSolutions, Inc., a corporation incorporated under the laws of Delaware (one of the Patni Sellers);

—
expiration or termination of any waiting periods under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (“HSR Act”) and receipt of any other required competition clearances or other required approvals from any governmental authority; and

—	simultaneous consummation of transactions contemplated under the PE Investor Purchase Agreements.

—
Subject to iGATE having deposited in an escrow account 100% of the purchase consideration for the Shares to be acquired in the Open Offer, the Patni Sellers agreed to cause Mr. Gajendra K. Patni to resign from the Board and to facilitate the appointment of two nominees of the Purchasers as directors on the Board and a nominee as an observer (the “Observer”).  These appointments would be made within five business days from the later of (i) the 21st day after the date of the Public Announcement, or (ii) the expiration or termination of any waiting periods under the HSR Act, subject to the required deposit of the purchase consideration.  The Observer is entitled to attend all meetings of the Board and committees of the Board and to receive notices of all meetings of the Board and committees of the Board (including for any matter which may be proposed to be passed by circular resolution).  Until completion of the sale of Shares under the Founders’ Purchase Agreement, the Observer and the two directors nominated by the Purchaser will not be entitled to participate in or receive notices relating to any Board discussions or Board decision-making involving the pricing (including the setting of discounts, rebates, or other price-related terms), bidding, bidding strategies, marketing, or sales efforts relating to any products or services of the Company that are or will be sold in direct competition with the Purchasers and/or their affiliates.

—
Upon completion of the sale of Shares under the Founders’ Purchase Agreement, three nominees of the Patni Sellers, including Messrs. Narendra K. Patni and Ashok K. Patni, appointed on the Board will resign and nominees of the Purchasers will be appointed as directors on Board.  Following these resignations, the Patni Sellers will have no nominee directors on the Board.

—
After completion of the sale of Shares under the Founders’ Purchase Agreement, the Purchasers will be entitled to use the name ‘Patni’ and the Patni Sellers will not challenge any such use of the ‘Patni’ name or the Company’s logo and/or marks (registered or unregistered) by the Purchasers, the Company or any of their respective affiliates; except, that the Patni Sellers will be entitled to use the name ‘Patni’ (other than in respect of the Company’s logo and/or marks) for any business or company so long as such business or company can be differentiated from the Company.

—	From the Signing Date and until the first anniversary of completion of the sale of Shares under the Founders’ Purchase Agreement, none of (i) the Patni Brothers;

(ii) Rajnikanta Gajendrakumar Patni; (iii) Amit Kumar Gajendrakumar Patni; (iv) Ruchi Amitkumar Patni; (v) Ayushi Amitkumar Patni; (vi) Akruti Amitkumar Patni; (vii) Arihant Gajendrakumar Patni; (viii) Shruti Arihant Patni; (ix) Sadhna Ashokkumar Patni; (x) Apoorva Ashokkumar Patni; (xi) Vasundhara Apoorva Patni; (xii) Poonam Patni; and (xiii) Ambika Patni (together the “Restricted Parties”) will be permitted to carry on or be engaged or concerned in any other entity which is engaged in the business of the Company. These restrictions will not apply to Mr. Anirudh Patni.

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From the Signing Date and until the date eighteen months after the completion of the sale of Shares under the Founders’ Purchase Agreement, none of the Restricted Parties is permitted to solicit any person who is (or was within three months prior to such solicitation) a director or an employee of the Company or any of its subsidiaries with annual cost-to-company of Rs. 2,000,000 (Indian Rupees) or more.

—
From the Signing Date and until the the date eighteen months after the completion of the sale of Shares under the Founders’ Purchase Agreement, none of the Restricted Parties is permitted to solicit specified customers (or any parent of such customer and any subsidiary of such parent) or attempt to induce such customer to either cease to be a customer of, or reduce the business between such customer and, the Company or any of its subsidiaries.

A copy of the Founders’ Purchase Agreement is filed as Exhibit 1 to this Schedule 14D-9 and is incorporated by reference into this Item 3. The above description of the terms of the Founders’ Purchase Agreement is qualified in its entirety by reference to the Founders’ Purchase Agreement. Shareholders of the Company should read the Founders’ Purchase Agreement for a full description of its terms and conditions.

Summary of the PE Investor Purchase Agreements.  Pursuant to the PE Investor Purchase Agreements:

—	Completion of the sale of Shares and Restricted ADS under the PE Investor Purchase Agreements is subject to customary conditions, including among others:

—	completion of the Open Offer in accordance with the Takeover Regulations and payment for any Shares tendered (but not the acquisition of any specified number of Shares);

—	expiration or termination of any waiting periods under the HSR Act and receipt of any other required competition clearances or other required approvals from any governmental authority; and

—	simultaneous consummation of the transactions contemplated under the Founders’ Purchase Agreement and the other PE Investor Purchase Agreement.

●
Subject to iGATE having deposited in an escrow account 100% of the purchase consideration for the Shares to be acquired in the Open Offer, the PE Investor agreed to cause Mr. William O. Grabe to resign from the Board and to support the appointment of two nominees of Pan-Asia on the Board as directors and facilitate the appointment of the Observer, in each case as described above in relation to the Founders’ Purchase Agreement.

●
From the Signing Date and until the date eighteen months after completion of the sale of Shares and Restricted ADS under the PE Investor Purchase Agreements, the PE Investor and its affiliates are not permitted to solicit any person who is (or was within three months prior to such solicitation) a director or an employee of the Company or any of its subsidiaries with an annual cost-to-company of Rs. 2,000,000 (Indian Rupees) or more.  This undertaking does not apply to persons and/or entities in which funds advised by General Atlantic LLC have invested.

●
From the Signing Date and until the date eighteen months after completion of the sale of Shares and Restricted ADS under the PE Investor Purchase Agreements, the PE Investor is not permitted to solicit specified customers (or any parents of such customers and any subsidiary of such parents) or attempt to induce such customers to either cease to be customers of, or reduce the business between such customers and, the Company or any of its subsidiaries.

Copies of the PE Investor Purchase Agreements are filed as Exhibits 2 and 3 to this Schedule 14D-9 and are incorporated by reference into this Item 3. The above description of the terms of the PE Investor Purchase Agreements is qualified in its entirety by reference to the PE Investor Purchase Agreements. Shareholders of the Company should read the PE Investor Purchase Agreements for a full description of their terms and conditions.

Consequences of the Purchase Agreements.  Upon completion of the sale and purchase of Shares under the Founders’ Purchase Agreement and of Restricted ADSs and Shares under the PE Investor Purchase Agreements, iGATE will acquire control of the Company.

As a consequence of entering into the Purchase Agreements, the Purchasers are required under the Takeover Regulations to make the Open Offer to the remaining shareholders of the Company to purchase up to 27,085,565 Shares representing 20.6% of the outstanding Shares as of January 10, 2011 and 20% of the Company’s fully diluted equity capital  then (including Shares issuable upon the conversion or exercise of outstanding instruments convertible or exercisable into Shares, the “Fully Diluted Equity Capital”), at price per share being the higher of the price they will pay under the Purchase Agreements and a market-based formula price determined in accordance with the Takeover Regulations.  The Open Offer is being made pursuant to the Letter of Offer and the Schedule TO.  There is no requirement that a minimum number of Shares be tendered in the Open Offer, and the completion of the transactions contemplated by the Purchase Agreements is not contingent upon any number of Shares being tendered in the Open Offer.  The Takeover Regulations require that the Open Offer be made and any Shares tendered in the Open Offer be paid for before the sale of Shares and the Restricted ADSs may be completed under the Purchase Agreements.

Depending upon how many Shares are tendered in the Open Offer, after the completion of the sales contemplated under the Purchase Agreements iGATE will own between 61.29% and 81.29% of the Fully Diluted Equity Capital.

Board of Directors Review and Actions

Although the Patni Brothers, who are members of the Board and Sellers, participated in the negotiations relating to the Founders’ Purchase Agreement and William Grabe, who is a director nominated by the PE Investor, participated in negotiations relating to the PE Investor Purchase Agreements, neither the Board nor members of senior management of the Company were involved in the auction process that led to the Sellers’ pending sale of Shares and Restricted ADSs pursuant to the  Founders’ Purchase Agreement and/or the PE Investor Purchase Agreements (the “Sale Transactions”).

On January 10, 2011, the Board convened a meeting to discuss and consider the Sale Transactions.

At the request of the Chairman of the Board, Mr. Narendra K. Patni, representatives of Ambit Capital Private Limited (“Ambit”) and Credit Suisse Securities (USA) LLC (“Credit Suisse”), which had acted as financial advisors to the Sellers, made a presentation regarding the Sale Transactions and the process that led to them. Ambit and Credit Suisse were retained by the Sellers to act as their financial advisor in connection with a potential transaction and were acting in that capacity when presenting to the Company's board of directors; at no point were they acting as financial advisors to the Company.

In their presentation, Ambit and Credit Suisse reviewed: the sales process, the competing bids received by the Sellers, the financial terms of the Sales Transactions, the nature of the financing contemplated by each bidder, and the possible impact of the Sale Transactions on the Company, its customers and employees.  They also provided background information concerning the bidders, including particularly iGATE and its existing financial and operational capabilities and Viscaria Limited, a company incorporated under the laws of Cyprus and backed by funds advised by Apax Partners LLC and Apax Partners L.P. (iGATE’s strategic investor for purposes of the Sale Transactions along with certain of its affiliates, which are sometimes referred to collectively as “Viscaria”).

The Board considered the price of Rs. 503.5 per Share agreed between the Purchasers and the Sellers, and compared it with the then current market price of Rs. 460.4, the 2 week average price of Rs. 473.0, the 26 week average price of Rs. 468.6 per Share, and the Company’s historical trading prices since January 2006.

During the meeting, Ambit and Credit Suisse noted that the Open Offer price of Rs. 503.5 would be attractive to some shareholders, as it represents a premium to the current market price, which to some extent may already have reflected anticipation of a possible sale transaction.  They also noted, however, that the combination of iGATE and the Company had the potential to create value for continuing shareholders in the long term, and that the combined leadership following the combination could create scale synergies and growth.  Neither Ambit nor Credit Suisse expressed any opinion as to whether shareholders should tender their Shares in response to the Open Offer or hold their Shares to retain the possible benefit of such value creation, and neither expressed any opinion as to the fairness of the Sale Transactions or the Open Offer or the consideration to be received therein or as to whether any additional value creation in the form of synergies, cost savings or otherwise could be realized.

The Company’s legal advisor, the law firm of Wadia Ghandy & Co., also advised the Board concerning various aspects of the Sale Transactions, the Open Offer, and the Board’s duties in relation to both.

The Board discussed the potential benefits of the combination of iGATE and the Company and the anticipated process from signing of the Purchase Agreements to completion of the Sale Transactions. The Patni Brothers, in their capacity as members of the Board, expressed their view that the Sale Transactions were (i) in the best interest of the Company as they would provide the Company a single large shareholder who would own and operate the Company, and (ii) in the best interests of the Company’s shareholders as the sale price for Shares was Rs. 503.50 per Share, which was higher than the current market price then so that it would entitle the minority shareholders of the Company to the opportunity to sell their Shares in the Open Offer at a price higher than the then current market price should they choose to do so.

The Board was also informed that other than the statutory and regulatory approvals and processes, there were no material conditions to completion of the Sale Transactions, and that the Sellers who were directors had agreed with the Purchasers to exercise their voting rights such that the Company and each of its subsidiaries would carry on its respective business in the ordinary course, and that until completion of the Sale Transactions the Sellers would exercise their rights as shareholders such that the Company would not take any of a list of fundamental actions without the prior consent of the Purchaser.

The Board was informed that iGATE proposed to finance its purchase of Shares from the Sellers under the Purchase Agreements and in the Open Offer through a combination of its own existing cash resources, the issuance of convertible preferred equity securities in iGATE Corporation to Viscaria and debt financing.  The Board was advised that these financing arrangements would not involve any guaranties or grants of security by the Company or any of its subsidiaries.  Further information concerning the Purchaser’s financing arrangements for the Sale Transactions and the Open Offer is included in the Letter of Offer and Schedule TO.

The Board also received a letter from the Purchasers pursuant to which the Purchasers stated their intention to maintain the outstanding existing employee stock options and incentive units issued by the Company in accordance with their terms (the “ESOP Continuation Letter”).

Interim Undertakings and Cooperation.  The Board was advised that the Purchasers had requested the Company to confirm that it would not engage in a list of fundamental transactions during the period prior to completion of the Sale Transactions and would provide a minimum level of cooperation in respect of iGATE’s needs to assemble information to meet its disclosure obligations and facilitate its financing arrangements.  After discussion, the Board resolved (among other things) that:

A.	Until April 30, 2011 (unless extended by the Board) (the “Agreed Period”), the Board will not take certain fundamental actions with respect to the Company or its subsidiaries, viz. to:

—	amend the memorandum or articles of association, declare or pay dividend or distribution;

—	issue, grant or otherwise permit any change in the capital structure (except any issuance of Shares for options already vested and which may be exercised);

—	modify, adopt or allocate any equity option and other incentive plan or accelerate any vesting thereunder;

—	cause any material borrowings or give guarantees;

—	change or modify any employment arrangements (including with respect to severance) with key employees;

—	sell or acquire or dispose of any material assets;

—	engage in any related party transactions;

—	enter into any new lines of business;

—	delist the Shares from any stock exchange;

—	dissolve, wind-up or liquidate;

—	enter into, amend or modify any material agreement or arrangement (other than in the ordinary course of business);

—	make material changes to the accounting or tax policies; or

—	recommend or pass any resolution to be made by the Company’s shareholders at a general meeting (other than for the issuance of Shares for options vested and which may be exercised)

(collectively, the “Interim Undertakings”).

B.	Keeping in view of the interests of the Company and its business until completion of the Sale Transactions and to enable a smooth transition, the Board would, to the extent permitted under applicable law, including applicable insider trading regulations:

—
give reasonable access to the Purchasers, upon reasonable advance written notice, to the Company’s and its subsidiaries’ customers, employees, properties, books and records, to the extent such access does not materially interfere with the operations of the Company or its subsidiaries; except that no such access shall be provided to the Purchasers where it is competitive in nature or could result in a poaching of Company’s employees or customers;

—
extend all reasonable assistance (including, assistance in preparation of all forms, applications, reports and documents) to the Purchasers to seek all governmental approvals required for the consummation of the Sale Transactions; and extend all reasonable cooperation in connection with iGATE’s arrangement of financing in connection with the funding for the Sale Transactions as may be reasonably requested by iGATE (together, the “Requested Cooperation”).

C.
In light of the ESOP Continuation Letter, no accelerated vesting of any employee stock options, restricted stock units or any other grants by the Company will occur upon completion of the Sale Transactions and all employee stock options, restricted stock units and other grants issued by the Company in accordance with the Company’s existing ESOP policy shall continue to be in effect in accordance with the terms of their issuance.

On January 10, 2011, following the Board meeting described above, the Company entered into a letter agreement (the “Letter Agreement”) with the Purchasers pursuant to which, among other things, the Company agreed that during the Agreed Period it would not take certain corporate actions in breach of the Interim Undertakings. The Company also agreed that until completion of the Sale Transactions, it would provide the Purchasers with the Requested Cooperation.

With respect to the arrangement of financing by the Purchasers for purposes of payment of the purchase consideration under the Purchase Agreement and for the Shares that may be tendered in the Open Offer, the Company agreed that subject to applicable laws, it would provide, and would cause all its subsidiaries to provide, all reasonable cooperation as may be requested by the Purchasers, including (i) participation in meetings, drafting sessions and due diligence sessions; (ii) furnishing the Purchasers with financial and other pertinent information as may be reasonably requested by the Purchasers; (iii) assisting the Purchasers in preparation of offering documents, materials for rating agency presentations and the Schedule TO; and (iv) reasonably cooperating with the marketing efforts of the Purchasers in respect of such financing.

A copy of the Letter Agreement is filed as Exhibit 4 to this Schedule 14D-9 and is incorporated by reference into this Item 3. The above description of the terms of the Letter Agreement is qualified in its entirety by reference to the Letter Agreement. Shareholders of the Company should read the Letter Agreement for a full description of its terms and conditions.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

Solicitation or Recommendation. The Board has determined that it is unable to make a recommendation as to whether or not shareholders of the Company should tender their Shares in response to the Open Offer.  The Board came to this conclusion at a Board meeting held on February 8, 2011. Mr. Gajendra K. Patni and Mr. William O. Grabe, along with Mr. Abhay Havaldar as an alternate director, resigned from the Board as of February 8, 2011, in accordance with the terms of the Purchase Agreements described in Item 3 above, and did not take part in this determination.  Mr. Phaneesh Murthy and Mr. Shashank Singh, who were  nominated by the Purchasers in accordance with the terms of the Purchase Agreements described in Item 3 above and became directors on February 8, 2011, had conflicts of interests in relation to the Open Offer as a result of their relationships with the Purchasers and therefore declined to participate in the consideration of the Open Offer by the Board. The decision by the Board not to make a recommendation with respect to the Open Offer was made unanimously by the other directors on the Board.

Reasons.  The Open Offer presents shareholders of the Company with a choice between selling all or a portion of their Shares or ADSs at the Open Offer price, or retaining their Shares and/or ADSs and continuing as shareholders in the Company.  The Sale Transactions and Open Offer will result in iGATE becoming the controlling shareholder in the Company, but there is no mechanism under Indian law to effect a “freeze-out” of the minority shareholders.   Following the completion of the Open Offer, the Shares will remain listed in India on the National Stock Exchange of India Limited and the Bombay Stock Exchange Limited and the ADSs will remain listed in the U.S. on the New York Stock Exchange. To the Company’s knowledge, iGATE has not announced any intention to seek to delist the Shares or ADSs.  Shareholders who wish to continue as investors in the Company will therefore continue to have that opportunity.

The Board believes that the Open Offer price of Rs. 503.5 (Indian Rupees) is attractive to shareholders, in light of the facts that the price:

—
represents a 8.49% premium to the average trading price of Shares on the day prior to the announcement of the Sale Transactions, a 6.84% premium to the average trading price over the prior two week period, and a 7.6% premium to the average trading price of Shares over the six month period prior to that announcement (in each case calculated in a manner consistent with the Takeover Regulations);

—	includes a “control premium”, as control of the Company will be shifting to iGATE as result of the Sale Transactions; and

—	reflects the results of a targeted auction process arranged by the Sellers and their leading financial advisors.

The Board is unable to predict, however, whether the trading price of the Shares following the completion of the Open Offer – either in the near-term or long-term – will be above or below the cash price being offered in the Open Offer.  The Board believes that the Share price may be affected by the full range of business trends, factors and risks described in the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission on February 25,2011. In addition, other factors might influence the Share price, including the following:

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If after the completion of the Open Offer and the Sale Transactions the Purchasers own in excess of 75% of the outstanding Shares, pursuant to the Takeover Regulations they would be required, within a period of one calendar year, to reduce their holdings to 75%.  There are currently proposals to amend the Takeover Regulations, so it is possible that this requirement might be amended. Sales of Shares by the Purchasers would tend to reduce the market price for Shares.

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If after the completion of the Open Offer iGATE were to determine to undertake a delisting offer, the price that would be paid in such an offer would under current rules be set by a “reverse book-build methodology”, and could be higher or lower than the offer price in the Open Offer.  There are currently proposals to amend the Takeover Regulations, so it is possible that the rules relating to delisting offers might be amended.

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If a significant percentage of Shares are purchased in the Open Offer, this will reduce the percentage held by ordinary investors (or the “public float”), which may tend to reduce liquidity in the market for Shares.

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iGATE has stated in the Public Announcement and the Letter of Offer that it is undertaking the acquisition of control of the Company in order to create a compelling go-to-market strategy, with iGATE's iTOPS (integrated Technology and Operations) and outcome-based pricing model augmented by the Company's delivery expertise and focus on micro-verticals. iGATE further has stated that it expects to realize the following combination benefits: (i) opportunity to play in larger deals and more verticals; (ii) opportunity to cross-sell key solutions to a broader client base; (iii) economies of scale from consolidation of shared services; (iv) efficiencies in operations and delivery services; and (v) enhanced account management capabilities and strategies.  If iGATE is successful in carrying out this business strategy, this may tend to increase the value of the Shares, enhancing value for shareholders who choose to remain shareholders in the Company.

In light of the foregoing variables, the Board is unable to predict whether shareholders of the Company should tender their Shares in response to the Open Offer or should retain their Shares and remain shareholders in the Company.  Each shareholder of the Company is urged to consider the information presented in the Schedule TO, Letter of Offer and this Statement carefully, to consult his, her or its own financial, tax and legal advisors and to determine whether or not to tender Shares in the Open Offer based upon his, her or its own investment objectives, risk profile, tax position and other relevant factors.

Intent to Tender. As described in Item 3, as of the Signing Date the Patni Brothers were members of the Board and sellers under the Founders’ Purchase Agreement, Mr. Louis Theodoor van den Boog served as the Patni Sellers’ nominee director on the Board and Mr. William O. Grabe served as the PE Investor’s nominee director on the Board.  While the Sellers will not tender Shares in the Open Offer, they will be selling their Shares to the Purchasers for the same price per Share as is being offered in the Open Offer.  To the Company’s knowledge, after making reasonable inquiry,  the following directors and/or executive officers of the Company intend to tender Shares or ADSs in the Open Offer:

Name of Director and/or Executive Officer	Number of Shares or ADSs to be tendered in the Open Offer
Mr. Jeya Kumar	1,100,000 Shares
Mr. Sunil Chitale	50,251 Shares
Mr. Deepak Khosla	44,000 Shares
Mr. Vijay Khare	38,830 Shares
Mr. Ajay Chamania	25,000 Shares
Mr. Satish Joshi	20,000 Shares
Mr. Ramesh Venkateswaran	15,000 Shares
Mr. Sanjiv Kapur	860 Shares
Mr. Naresh Lakhanpal	12,500 ADSs (which represent 25,000 Shares)
Mr. Louis Theodoor van den Boog	10,000 ADSs (which represent 20,000 Shares)

To the Company’s knowledge, other than as described above (including in Item 3), after making reasonable inquiry, no executive officer, director, affiliate or subsidiary of the Company currently intends to tender any of the Shares or ADSs which are held of record or beneficially owned  by such persons pursuant to the Open Offer.

The information disclosed under Item 3 above is incorporated into this Item 4 by reference

ITEM 5.  PERSONS/ ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to holders of Shares concerning the Open Offer.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

As described in Item 3, on the Signing Date the Purchasers entered into the Founders’ Purchase Agreement with the Patni Sellers for the Purchase of a total of 60,091,202 Shares representing 45.64% of the then outstanding Shares for a purchase price of Rs. 503.5 (Indian Rupees) per Share.

On the Signing Date Pan-Asia entered into the PE Investor Purchase Agreements with the PE Investor for the purchase of (i) 20,161,867 Restricted ADSs representing 15.31% of the then outstanding Shares for a purchase price of approximately US$11.11 per Restricted ADS (representing a price per Share of Rs. 503.5 (Indian Rupees) based on the foreign exchange rate for conversion of Indian Rupees into U.S. Dollars, at selling rate prescribed by the State Bank of India as of January 10, 2011), and (ii) 2,752,081 Shares representing 2.09% of the then outstanding Shares for a purchase price of Rs. 503.5 (Indian Rupees) per Share.

The information disclosed under Item 3 above is incorporated into this Item 6 by reference.

During the past 60 days, the Company allotted 569,985 Shares to certain of its employees who exercised stock options to subscribe for Shares, which were granted to such employees by the Company pursuant to the “Patni ESOP 2003 (Revised 2009) Plan” (the “ESOP Plan”), as follows:

Date of Allotment	Number of Shares	Subscription Price
March 8, 2011	248,532 Shares	Rs. 2/- per Share
March 8, 2011	2,200 Shares	Rs. 145/- per Share
March 8, 2011	23,660 Shares	Rs. 331/- per Share
March 8, 2011	47,040 Shares	Rs. 338/- per Share
March 8, 2011	12,900 Shares	Rs. 385/- per Share
March 15, 2011	94,807 Shares	Rs. 2/- per Share
March 15, 2011	4,250 Shares	Rs. 145/- per Share
March 15, 2011	18,550 Shares	Rs. 331/- per Share
March 15, 2011	74,424 Shares	Rs. 338/- per Share
March 15, 2011	21,300 Shares	Rs. 385/- per Share
March 15, 2011	1,926 Shares underlying 963 ADSs	US$16.56 per ADS
March 23, 2011	12,371 Shares	Rs. 2/- per Share
March 23, 2011	525 Shares	Rs. 145/- per Share
March 23, 2011	5,500 Shares	Rs. 331/- per Share
March 23, 2011	2,000 Shares	Rs. 338/- per Share

During the past 60 days, the Company allotted 1,186,430 Shares to certain of its directors and/or executive officers who exercised stock options to subscribe for Shares, which were granted to such directors and/or executive officers by the Company pursuant to the ESOP Plan, as follows:

Name	Date of Allotment	Number of Shares	Subscription Price
Mr. Vijay Khare	March 8, 2011	21,430 Shares	Rs. 2/- per Share
Mr. Naresh Lakhanpal	March 8, 2011	25,000 Shares underlying 12,500 ADSs	US$18.40 per ADS
Mr. Jeya Kumar	March 15, 2011	350,000 Shares	Rs. 2/- per Share
Mr. Jeya Kumar	March 15, 2011	750,000 Shares	Rs. 106/- per Share
Mr. Arun Duggal	March 23, 2011	15,000 Shares	Rs. 254/- per Share
Mr. Arun Duggal	March 23, 2011	5,000 Shares	Rs. 381/- per Share
Mr. Louis Theodoor van den Boog	March 23, 2011	20,000 Shares underlying 10,000 ADSs	Rs. 762 per ADS

The Company has been informed that Mr. Vijay Khare sold Shares in the open market, at the prevailing market prices, as follows:

Date of Transaction	Number of Shares Sold	Price per Share
February 25, 2011	4,400 Shares	Rs. 448.0/- – Rs. 449.5/-
February 28, 2011	4,500 Shares	Rs. 447.0/- – Rs. 447.5/-
March 1, 2011	15,000 Shares	Rs. 447.0/- – Rs. 447.5/-

The Company has been informed that Mr. Louis Theodoor van den Boog sold ADSs in the open market, at the prevailing market prices, as follows:

Date of Transaction	Number of ADSs Sold	Price per ADS
March 11, 2011	1,100 ADSs (which represent 2,200 Shares)	US$20.00
March 16, 2011	20,000 ADSs (which represent 40,000 Shares)	US$19.95
March 17, 2011	1,795 ADSs (which represent 3,590 Shares)	US$19.95
March 18, 2011	25,105 ADSs (which represent 50,210 Shares)	US$19.99

The Company has also been informed that Mr. Surjeet Singh sold ADSs in the open market, at the prevailing market prices, as follows:

Date of Transaction	Number of ADSs Sold	Price per ADS
March 16, 2011	6,921 ADSs (which represent 13,842 Shares)	US$19.68
March 16, 2011	6,289 ADSs (which represent 12,578 Shares)	US$19.86
March 16, 2011	1,400 ADSs (which represent 2,800 Shares)	US$19.69
March 16, 2011	1,200 ADSs (which represent 2,400 Shares)	US$19.83
March 16, 2011	100ADSs (which represent 200 Shares)	US$19.77

To the Company’s knowledge, other than as set forth above, there have been no transactions in the Shares, the Restricted ADSs or the ADSs by the Company or by the Company’s directors, executive officers, affiliates and subsidiaries during the past 60 days.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Subject company negotiations. None.

ITEM 8.  ADDITIONAL INFORMATION

Other material information. None.

ITEM 9.  EXHIBITS.

Exhibit 1:
Share Purchase Agreement, dated as of January 10, 2011, by and among Pan-Asia iGATE Solutions, iGATE Global Solutions Limited and Gajendra K. Patni, Narendra K. Patni, Ashok Kumar Patni and members of their respective families and companies controlled by them

Exhibit 2:	Share Purchase Agreement, dated as of January 10, 2011, by and among Pan-Asia iGATE Solutions and General Atlantic Mauritius Limited
Exhibit 3:	Securities Purchase Agreement, dated as of January 10, 2011, by and among Pan-Asia iGATE Solutions and General Atlantic Mauritius Limited
Exhibit 4:	Letter Agreement, dated as of January 11, 2010, by and among Pan-Asia iGATE Solutions, iGATE Global Solutions Limited and Patni Computer Systems Limited

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PATNI COMPUTER SYSTEMS LIMITED

By:	/s/ Jeya Kumar
Name: Jeya Kumar
Title: Chief Executive Officer
Date: April 1, 2011

QUICKLINKS

Exhibit 1:    Share Purchase Agreement, dated as of January 10, 2011, by and among Pan-Asia iGATE Solutions, iGATE Global Solutions Limited and Gajendra K. Patni, Narendra K. Patni, Ashok Kumar Patni and members of their respective families and companies controlled by them

Exhibit 2:    Share Purchase Agreement, dated as of January 10, 2011, by and among Pan-Asia iGATE Solutions and General Atlantic Mauritius Limited

Exhibit 3:    Securities Purchase Agreement, dated as of January 10, 2011, by and among Pan-Asia iGATE Solutions and General Atlantic Mauritius Limited

Exhibit 4:    Letter Agreement, dated as of January 11, 2010, by and among Pan-Asia iGATE Solutions, iGATE Global Solutions Limited and Patni Computer Systems Limited